Exhibit (a)(12)

IN THE SUPERIOR COURT OF DEKALB COUNTY

STATE OF GEORGIA

DAVID KRAUSE, On Behalf of Himself and All Others	)
Similarly Situated,	)
)
Plaintiff,	)	C.A. No.
)
v.	)
)
TRANSCEND SERVICES, INC., LARRY G. GERDES,	)
JOSEPH G. BLESER, JOSEPH P. CLAYTON, JAMES	)
D. EDWARDS, WALTER S. HUFF, JR., CHARLES E.	)
THOELE, NUANCE COMMUNICATIONS, INC.	)
and TOWNSEND MERGER CORPORATION,	)
)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff David Krause (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of Transcend Services, Inc. (“Transcend” or the “Company”) against certain officers and/or directors of Transcend (the “Board”), and other persons and entities involved in a proposed transaction through which the Company will merge with Nuance Communications, Inc. (“Nuance”) (the Board and Nuance are sometimes collectively referenced herein as the “Defendants”) for inadequate consideration.

2. On March 7, 2012, Transcend and Nuance issued a press release announcing that they had entered into a definitive merger agreement for Nuance to acquire Transcend, via a tender offer, in a deal with a total enterprise value of approximately $300 million net, in cash, including debt assumed and net of cash acquired. Under the terms of the Proposed Transaction (as defined below), Transcend common shareholders will receive $29.50 per share in cash for each Transcend share they own.

3. Specifically, pursuant to the Agreement and Plan of Merger dated March 6, 2012 (“Merger Agreement”) entered into between Transcend and Nuance, Nuance announced that it will commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of Transcend’s common stock at a purchase price of $29.50 per share in cash, to be followed by a merger of Townsend Merger Corporation (“Townsend”) with and into the Company.

4. On March 20, 2012, Nuance commenced the Tender Offer with the filing of its Tender Offer Statement on Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”). Transcend filed its Recommendation Statement in connection with the Tender Offer on Schedule 14D-9 with the SEC on the same date (“14D-9” and collectively with the TO, the “Disclosure Documents”). The Tender Offer is currently scheduled to expire on April 16, 2012, unless it is extended. Following the Tender Offer, Nuance will then acquire any Transcend shares not purchased in the Tender Offer in a second-step merger, which is expected to be completed as early as within 2 business days after the Tender Offer expires (collectively the Tender Offer and the Second-Step Merger are referred to herein as the “Proposed Transaction”).

5. Furthermore, the Proposed Transaction is designed to preclude shareholders from voicing opposition as it provides certain preclusive devices as well as for a top-up option (“Top-Up Option”) that is coercive to Transcend shareholders in light of the capital structure for Transcend. Based on Transcend’s most recent 10-K filed on March 15, 2012, Transcend currently has 30,000,000 common stock shares authorized with only approximately 10 million shares issued and outstanding, respectively. The Top-Up Option is coercive because it can be used, inter alia, after a majority of outstanding shares have been tendered in support of the Tender Offer (the “Minimum Condition”) to reach the 90% threshold to effectuate a short form merger (the “Short Form Threshold”). However, the Short Form Merger will also be easily reached because concurrently with the execution and delivery of the Merger Agreement, each of the Company’s directors and executive officers entered into a tender and voting agreement (the “Tender and Voting Agreement”) with Nuance that in the aggregate delivers 12% of Transcend shares to Nuance. Therefore, Nuance only requires 56% of the public shareholder support to reach the 90% threshold through the exercise of the unfettered Top-Up Option, which lacks the required customary 75% or 80% Minimum Condition seen in reasonable deals.

6. The Disclosure Documents misstate and/or omit material information regarding the Proposed Transaction that is essential to the Company’s public shareholders’ ability to make a fully informed decision on whether to tender their shares in support of the Proposed Transaction.

7. As described below, both the consideration to Transcend common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction, including the deficient Disclosure Documents, are fundamentally unfair to Plaintiff and the other common shareholders of the Company. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to Transcend’s common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

8. In addition, if the Proposed Transaction results in the Company’s shareholders being cashed out, the Individual Defendants will likely be absolved of their potential liability in a derivative action brought against them by shareholders on behalf of the Company.

9. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

JURISDICTION AND VENUE

10. This Court has original jurisdiction pursuant to the 1983 Constitution of Georgia, Article VI, § 1, Para. I, and O.C.G.A. § 15-6-8 to hear and decide all of the issues alleged in this complaint.

11. Venue is proper in this Court pursuant to the 1983 Constitution of Georgia, Article VI, § 2, Para. IV and VI, and O.C.G.A. § 9-10-31 in that it is alleged that Defendants are either residents of DeKalb County or are joint tortfeasors, actors, or obligors with those who are residents.

12. Venue is proper in this County because Defendants have conducted business and engaged in numerous activities which have had an effect on this County.

13. Venue is proper in this County because a substantial portion of the transactions and wrongs alleged herein occurred in this County.

PARTIES

14. Plaintiff currently holds shares of common stock of Transcend and has held such shares at all relevant times.

15. Defendant Transcend Services, Inc. is a Delaware corporation with headquarters at One Glenlake Parkway, Suite 1325, Atlanta, GA 30328. Transcend provides premium quality transcription and clinical documentation services to the healthcare industry. Their services encompass a wide range of solutions: people, products and processes, designed to turn medical dictation into meaningful electronic documents. Defendant Transcend is a joint tort-feasor and joint actor in the events and actions alleged in this complaint.

16. Defendant Larry G. Gerdes (“Gerdes”) has served as Chairman of the Board since May 2000, as a director since June 1985, as the Company’s Chief Executive Officer since May 1993 and as President from April 2005 through August 2009 and from June 1985 until December 2003. From September 2000 through December 2003, Gerdes also served as the Company’s Chief Financial Officer. In addition, Defendant Gerdes served as the Company’s Secretary between September 2000 and May 2001. Defendant Gerdes is a joint tort-feasor and joint actor in the events and actions alleged in this complaint.

17. Defendant Joseph G. Bleser (“Bleser”) has served as a director of the Company since February 2007 and has served as Chief Financial Officer, Treasurer and Secretary of the Company from January 2004 through April 2005. Defendant Bleser resides in DeKalb County at 1935 Ponce de Leon Ave., NE Atlanta, GA 30307-1337. Defendant Bleser is a joint tort-feasor and joint actor in the events and actions alleged in this complaint.

18. Defendant Joseph P. Clayton (“Clayton”) has served as a director of the Company since May 2000. Defendant Clayton is a joint tort-feasor and joint actor in the events and actions alleged in this complaint.

19. Defendant James D. Edwards (“Edwards”) has served as a director of the Company since July 2003. Defendant Edwards is a joint tort-feasor and joint actor in the events and actions alleged in this complaint.

20. Defendant Walter S. Huff, Jr. (“Huff”) has served as a director of the Company since October 1993. Defendant Huff is a joint tort-feasor and joint actor in the events and actions alleged in this complaint.

21. Defendant Charles E. Thoele (“Thoele”) has served as a director of the Company since October 1993. Defendant Thoele is a joint tort-feasor and joint actor in the events and actions alleged in this complaint.

22. Defendants Gerdes, Bleser, Clayton, Edwards, Huff and Thoele are collectively referred to hereinafter as the “Individual Defendants.”

23. Defendant Nuance is a Delaware corporation with its principal executive offices located at 1 Wayside Road, Burlington, Massachusetts 01803. Nuance is a leading provider of voice and language solutions for businesses and consumers around the world. Its technologies, applications and services make the user experience more compelling by transforming the way people interact with devices and systems. Defendant Nuance is a joint tort-feasor and joint actor in the events and actions alleged in this complaint.

24. Defendant Townsend Acquisition Corp. (“Townsend”) is a Delaware corporation and a wholly-owned subsidiary of Nuance (Townsend and Nuance are sometimes collectively referred to herein as “Nuance”). Defendant Townsend is a joint tort-feasor and joint actor in the events and actions alleged in this complaint.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

25. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Transcend (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

26. By virtue of their positions as directors and/or officers of Transcend, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Transcend to engage in the practices complained of herein.

27. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

28. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Transcend, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Transcend common stock.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action pursuant to O.C.G.A. § 9-11-23, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

30. This action is properly maintainable as a class action.

31. The Class is so numerous that joinder of all members is impracticable. As of February 29, 2012, Transcend had in excess of 10 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

32. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b) whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Transcend shareholders in violation of their fiduciary duties;

(c) whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(d) whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

(e) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

33. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

34. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

35. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

36. Transcend provides patient information management solutions to hospitals and other associated healthcare providers. The Company’s solutions include management of records operations, transcription of physicians’ dictated medical notes, consulting relating to medical records management and reimbursement coding, and software for the management of patient information.

B.	The Proposed Transaction

37. On March 7, 2012, Transcend and Nuance issued a joint press release announcing that they had entered into the Merger Agreement. Under the terms of the Proposed Transaction, Nuance would acquire Transcend by making the cash Tender Offer to acquire all of the outstanding shares of common stock of Transcend at a purchase price of just $29.50 per share.

BURLINGTON, Mass., March 7, 2012 – Nuance Communications, Inc. (NASDAQ: NUAN) and Transcend Services, Inc. (NASDAQ: TRCR) today announced a definitive agreement for Nuance to acquire Transcend, a leading provider of medical transcription and speech editing services, for approximately $300 million, net, in cash.

With Transcend, Nuance will accelerate access to and expand its customer base within the small- to mid-size hospital market, which comprises approximately 90 percent of hospitals in the U.S. and increasingly demands cost effective, voice-enabled, clinical documentation solutions to achieve Meaningful Use and the transition to ICD-10. With Nuance’s voice-enabled and Clinical Language Understanding technologies and deep electronic health record (EHR) integration, combined with Transcend’s high-quality transcription and editing services, hospitals can make clinical documentation and workflow more productive and cost efficient and extract greater value from clinical information.

“The acquisition of Transcend will expand the delivery of our innovative voice and Clinical Language Understanding solutions especially to small- and mid-size hospitals,” said Janet Dillione, executive vice president and general manager of Nuance’s Healthcare business. “With Transcend, we will drive change and improvement to the way these hospitals capture and leverage clinical information. The acquisition is a natural extension of Nuance’s existing healthcare business, and will strengthen our solution and services portfolio, as well as enhance our profitability.”

Nuance has agreed to acquire Transcend through a cash tender offer of $29.50 per Transcend share, representing an approximately 30 percent premium over Transcend’s 90-day volume weighted average share price. The transaction has been unanimously approved by the board of directors of each company. Based on Transcend’s 11.1 million diluted weighted average shares outstanding as of December 31, 2011, the acquisition is valued at approximately $300 million, net of Transcend’s estimated cash at closing. The transaction is expected to close in the second half of Nuance’s fiscal 2012, subject to regulatory approval and other conditions.

Nuance expects the acquisition in fiscal 2013 to add between $140 million and $150 million in revenue; non-GAAP earnings between $0.08 and $0.09 per share; and, GAAP earnings between $0.02 and $0.03 per share. See “Discussion of Non-GAAP Financial Measures” below for further information.

The addition of Transcend brings many advantages and synergies to:

Accelerate Growth within the Small- to Mid-Size Hospital Market – Transcend brings operational excellence and customer satisfaction, as well as a leading position with national Group Purchasing Organizations (GPOs) particularly within the small- to mid-size hospital market. Greater access to these organizations will expand the delivery of Nuance’s voice-driven and Clinical Language Understanding solutions in this segment and in turn will contribute growing revenue streams for Nuance’s healthcare business.

Strengthen Services for Healthcare Organizations – With Transcend, Nuance will gain additional medical transcription and editing capacity for its healthcare offerings. Together, the combined organization will help a broader set of healthcare organizations achieve cost effective, efficient clinical documentation workflow.

Drive Recurring Revenue and Enhance Profitability – The acquisition of Transcend is a natural extension of Nuance’s existing healthcare business affords a stable, recurring revenue stream from its strong customer base and will enhance profitability within the division.

“Nuance recognized Transcend’s services experience and excellence and saw real benefit in adding Transcend’s employees and management team to its healthcare business,” said Larry G. Gerdes, CEO of Transcend. “Both Nuance and Transcend share a vision to reduce healthcare costs through technology and increased efficiencies. The strength of the combined organization will truly benefit the industry and we look forward to providing Transcend customers access to Nuance’s leading HIT technology.”

Key members of the Transcend management team will play integral roles in strengthening Nuance’s position in the healthcare industry, including Susan McGrogan, Transcend’s president and chief operating officer, and Lance Cornell, Transcend’s chief financial officer.

The tender offer is expected to commence on or before March 20, 2012. The offer will be open for a period of not less than 20 business days from its commencement and will be conditioned upon valid acceptances of the offer in respect of shares representing at least a majority of the outstanding Transcend shares on a fully diluted basis as well as other closing conditions, including receipt of required regulatory approval. The tender offer will be followed by a merger in which each Transcend share not acquired in the tender offer will be converted into the right to receive $29.50 per share in cash, without interest. The transaction will be financed through cash on hand at Nuance.

38. Transcend’s stock has been trading up stream for the past two years demonstrating it is poised for growth as shown in the chart below.

39. However, rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s increasingly positive long-term prospects, the Individual Defendants have acted for their personal benefit and the benefit of Nuance, and to the detriment of the Company’s public shareholders, by entering into the Merger Agreement.

40. Accordingly, the consideration offered to Transcend’s public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Transcend’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings.

C.	The Preclusive Deal Protection Devices

41. On March 7, 2012, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

42. First, the Individual Defendants are attempting to circumvent the requirement of a shareholder vote through a “Top Up Option” which Transcend’s Board granted to Nuance. The Top Up Option allows Nuance to acquire up to 90% plus one share and pursue a short form merger under 8 Del. C. § 253. The Company has 30,000,000 shares authorized, and 10,669,000 outstanding, so the buyer can purchase almost 20 million million shares to effectuate the transaction. When shares held by insiders (approximately 12%) and committed to Nuance pursuant to tender agreements are taken into account, the Top Up Option will be coercieve in nature.

43. The Merger Agreement also contains a strict “no shop” or “no solicitation” provision prohibiting the members of the Transcend Board from taking any affirmative action to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. By way of example, §7.1 of the Merger Agreement, titled “No Solicitation,” contains a provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Nuance. This section in the Merger Agreement further demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that Defendants have already “locked up” the transaction in favor of Nuance and precluded the Transcend Board from soliciting alternative bids, the Merger Agreement provides other ways to guarantee that Nuance will be the Company’s only suitor.

44. Pursuant to §7.1 (d) of the Merger Agreement, should an unsolicited buyer arise, the Company must notify Nuance of the buyer’s offer within 24 hours. Thereafter, should the Board determine that the unsolicited offer is superior, pursuant to §7.1 (c) Nuance is granted 48 hours to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid ceases to constitute a superior proposal. Moreover, Nuance will be able to match the unsolicited offer because it will be granted unfettered access to the details of the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

45. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor Nuance and piggy-back upon the due diligence of the foreclosed alternative bidder.

46. In addition, the Merger Agreement provides that Transcend must pay to Nuance a termination fee of $9,936,145.00 if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

47. Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of Nuance’s inadequate offer.

48. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

D.	The Materially Misleading And/Or Incomplete Disclosure Documents

49. On March 20, 2012, the Company and Nuance filed the 14D-9 and TO Statement with the SEC.

50. The Disclosure Documents fail to provide the Company’s shareholders with material information and/or provides them with materially misleading information, thereby precluding the shareholders from making a fully informed decision regarding the tender of their shares.

51. For instance, the 14D-9 filed by the Company fails to disclose all of the underlying methodologies, key inputs and multiples relied upon and observed by Lazard, who served as financial advisor to the Company on the Proposed Transaction. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses preferred by Lazard and relied upon by the Board in recommending the Proposed Transaction to Transcend shareholders. In particular, the analyses performed by Lazard neglect to disclose any conclusion or numerical results (in dollars and cents) for the meaning of the multiple or data ranges observed in the 14D-9, and should provide inter alia, the following:

(a) In the Discounted Cash Flow Analysis, the Company should disclose whether the free cash flow estimates used for the analysis were levered or unlevered free cash flows as well as whether stock based compensation and net operating losses were accounted for in the analysis. In addition, the basis for selecting a discount rate of 10% to 12% and a perpetual growth rate of 3.5% to 4.5% needs to be disclosed.

(b) In the Comparable Public Companies Analysis, the criteria for the selected companies as well as the multiples for each of the companies selected should be disclosed. In addition, the basis for selecting a reference range of 7.0x to 9.0x and 6.0x to 8.0x for 2012 and 2013 EBITDA multiples, respectively, needs to be disclosed.

(c) In the Selective Transactions Analysis more information should be disclosed regarding the transaction details, the criteria to subgroup the transactions and multiples for each of the transactions selected. In addition, the basis for selecting a reference range of 10.0x to 12.0x for 2011 EBITDA multiples needs to be disclosed, as well as the reasons why LTM EBITDA multiples apparently observed were disregarded and whether 2011 EBITDA multiples were observed.

(d) In the Premia Paid Analysis the Company only provides a 75 percentile, mean, median and 25 percentile price premia paid per share relative to the market closing price of target companies on the day prior to announcement, 5 days prior to announcement and 20 days prior to announcement for all announced and completed cash transactions involving target companies in the United States in all industries since November 2006 where majority ownership was acquired with transaction enterprise value of between $250 and $750 million. At a minimum, the identity of the companies used in the analysis and multiples observed should be disclosed. In addition, the analysis should disclose how the date ranges prior to announcement were selected, which deviates from customary 30 and 90 days prior to announcement bench marks.

(e) In the Analyst Price Target Range Analysis the identity and price targets for each equity research analyst needs to be disclosed.

(f) Moreover, additional information needs to be disclosed in the 14D-9 related to the Top-Up Option, including mechanics for its operation and trigger, number of authorized and outstanding common shares to date and the trigger amount of shares necessary for Nuance to be able to exercise it.

52. Also, the Background of the Offer section of the 14D-9 should disclose additional information regarding the reasons for selling the Company at this time, all the alternatives available and considered by the Company, and selection process for potential bidders.

53. Further, the 14D-9 should disclose all services rendered by Lazard to either Transcend and/or Nuance as well as the fees earned in connection with those services. In addition, the 14D-9 should disclose whether Lazard has any financial interest in either Transcend or Nuance.

54. Accordingly, because the foregoing process and material misstatements and/or omissions represent a violation of state law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

55. Plaintiff repeats and realleges each allegation set forth herein.

56. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Transcend.

57. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Transcend.

58. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Transcend because, among other reasons, they failed to take steps to maximize the value of Transcend to its public shareholders.

59. The Individual Defendants dominate and control the business and corporate affairs of Transcend, and are in possession of private corporate information concerning Transcend’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Transcend which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

60. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

61. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Proposed Transaction.

62. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Transcend’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

63. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

64. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against Nuance for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

65. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

66. Nuance has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Transcend’s public shareholders, and has participated in such breaches of fiduciary duties.

67. Nuance knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Nuance rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

68. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Respectfully submitted this 26th day of March, 2012.

/s/ David A. Bain
David A. Bain Georgia Bar No. 032449 LAW OFFICES OF DAVID A. BAIN, LLC 1050 Promenade II 1230 Peachtree St., NE Atlanta, GA 30309 Telephone: (404) 724-9990 Fax: (404) 724-9986 dbain@bain-law.com

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde, Esquire

369 Lexington Avenue, 10th Fl.

New York, NY 10017

Tel.: (212) 983-9330

Fax: (212) 983-9331